Mark E. Crone Managing Partner mcrone@cronelawgroup.com Joe Laxague Partner jlaxague@cronelawgroup.com

VIA EDGAR

January 31, 2024

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Finance

Division of Corporation Finance

Washington, D.C. 20549

Attn: Sonia Bednarowski and Jessica Livingston

Re:	Plutus Financial Group Limited Amendment No. 7 to Draft Registration Statement on Form F-1 Submitted December 8, 2023 CIK No. 0001933021

Dear Ms. Bednarowski and Ms. Livingston:

We write on behalf of Plutus Financial Group Limited (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated December 14, 2023, commenting on the Company’s Amended Draft Registration Statement on Form F-1 submitted December 8, 2023 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 7 to Draft Registration Statement on Form F-1

Cover Page

1. We note your disclosure on the cover page that WWC, P.C. is not headquartered in mainland China or Hong Kong. Please revise to state where WWC, P.C. is headquartered. In addition, please revise to remove your disclosure that “[a]s of the date of this prospectus, the Company is not subject to the PRC government’s direct influence or discretion over the manner in which it conducts its business activities outside of the PRC” and your disclosure that you do “not presently foresee material changes to [your] operating subsidiaries’ operations or the value of the Company’s Ordinary Shares resulting from the legal and operational risks relating to the PRC regulations” to clarify the PRC’s government’s significant oversight and direction over the conduct and operations of your business. In this regard, we remind you that, pursuant to the federal securities rules, the term” control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” In addition, please revise to clarify here as to whether you are required to obtain CSRC approval for this offering pursuant to the Trial Measures and disclose the impact to your company if you are required to obtain such approval but do not.

United States Securities and Exchange Commission

Attn: Sonia Bednarowski and Jessica Livingston

January 31, 2024

Response: In response to this comment, the Company has amended the Registration Statement on the cover page to:

●	Disclose that WWC, P.C. is headquartered in San Mateo, California;

●	Delete the sentence that read “As of the date of this prospectus, the Company is not subject to the PRC government’s direct influence or discretion over the manner in which it conducts its business activities outside of the PRC;”

●	Delete the statement that “the Company does not presently foresee material changes to its operating subsidiaries’ operations or the value of the Company’s Ordinary Shares resulting from the legal and operational risks relating to the PRC regulations;”

●	In place of the foregoing language, add revised disclosure to state as follows: “Pursuant to the long arm provisions under current PRC laws and regulations, however, the PRC government could exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time. Such oversight and discretion, if exercised in the future, could significantly limit or completely hinder the Company’s ability to complete this offering or cause the value of its Ordinary Shares to significantly decline or become worthless.;” and

●	Add following disclosure: “Currently, the Company is not required to obtain permissions or approvals from any PRC authorities to issue its Ordinary Shares to foreign investors. The PRC government, however, holds sovereign authority over Hong Kong and could choose in the future to expand the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. In the event that we have incorrectly concluded CRSC or CAC permissions or approvals were not required for this offering and we fail to receive or maintain such permissions or approvals, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer our Ordinary Shares to investors, thereby causing the value of such securities to significantly decline or be worthless.”

Prospectus Summary

Transfer of Cash To and From Our Subsidiaries, page 14

2. Refer to your response to comment 2. Please revise your disclosure in this section to state that there is no assurance that the PRC government will not intervene or impose restrictions on your ability to transfer cash into or out of Hong Kong.

Response: In response to this comment, the Company has amended the Registration Statement on page 14 to state that “There is no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer cash into or out of Hong Kong.”

Use of Proceeds, page 51

3. We note your disclosure that a portion of offering proceeds will be used for credit line trading. Please revise your disclosure, here or elsewhere, to define and explain “credit line trading” to explain where it fits into and corresponds with your current business line(s). If it is a different or new business, expand your disclosure to fully describe this business.

Response: In response to this comment, the Company has amended the Registration Statement at page 51 to delete the reference to credit line trading, as the Company does not currently intend to use funds for this purpose or to offering a credit line trading facility to customers.

United States Securities and Exchange Commission

Attn: Sonia Bednarowski and Jessica Livingston

January 31, 2024

4. Please revise your disclosures to define “non-accountable expense allowance,” explain what it represents, and address the reason(s) for allocating an estimated 1% of offering proceeds to it.

Response: In response to this comment, the Company has amended the Registration Statement to add the following additional disclosure to footnote (b) to the Use of Proceeds table on page 51: “The non-accountable expense allowance represents an amount equal to 1% of the gross proceeds of the offering payable to the underwriters for this offering as specified in our Underwriting Agreement with Pacific Century Securities. This amount is intended as reimbursement for the underwriters’ expenses incurred in selling the Ordinary Shares in this offering.”

Mangement’s Discussion and Analysis of Financial Condition and Results of Operations, page 58

5. Please revise your disclosures to include a discussion of operating results and financial position for the six-month periods ended June 30, 2022 and June 30, 2023. Also include a discussion of liquidity and capital resources. Refer to Item 4 of Form F-1, Part I.

Response: In response to this comment, the Company has amended the Registration Statement to add this information beginning at page 59.

Segment Performance for fiscal year ended December 31, 2021 and 2022

Revenues, page 66

6. Please revise to disclose the related party revenues generated from Fund SPC for the provision of asset management services for each of the periods presented.

Response: In response to this comment has amended the Registration Statement at page 6 and in the segment performance tables for both the years ended December 31, 2022 and 2021 and the six months ended June 30, 2023 and 2022 to segregate the management fee revenues from Fund SPC and other non-related funds.

Related Party Transactions

Amounts due from related parties, page 114

7. Refer to your response to comment 6. Please revise to clarify, if true, that Mr. Zhao, Mr. Cheung and any of your officers and directors that have outstanding loans with you will pay you the amounts due prior to the effectiveness of the registration statement, and please update your registration statement when such amounts have been paid.

Response: In response to this comment has amended the Registration Statement where indicated to clearly state that “Mr. Zhao any of other officers and directors that have outstanding loans payable to us will pay the amounts due prior to the effectiveness of this Registration Statement.”

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.